TASEKO TO PARTICIPATE AT BMO METALS & MINING CONFERENCE

February 24, 2014, Vancouver, BC - Taseko (TSX: TKO; NYSE MKT: TGB) (the "Company") will be presenting at the BMO Capital Markets 23rd Global Metals & Mining Conference, being held February 23 – 26, 2014.

Mr. Russell Hallbauer, Taseko's President and CEO, will be presenting at approximately 11:30 a.m. ET (8:30 am PT) on February 25, 2014.

Interested participants can access the live webcast of the presentation in the Investor Relations Event section of the Company's website at www.tasekomines.com.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact Brian Bergot, Director, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.